Exhibit 12

INTEL CORPORATION 2002 FORM 10-K

STATEMENT SETTING FORTH THE COMPUTATION
OF RATIOS OF EARNINGS TO FIXED CHARGES FOR INTEL CORPORATION

(In millions, except ratios)

	Years Ended
	Dec. 26,		Dec. 25,		Dec. 30,		Dec. 29,		Dec. 28,
	1998		1999		2000		2001		2002

Income before taxes	$9,137		$11,228		$15,141		$2,183		$4,204

Add - Fixed charges net of capitalized interest	49		63		82		125		133

Income before taxes and fixed charges (net of capitalized interest)	$9,186		$11,291		$15,223		$2,308		$4,337

Fixed charges:

Interest	$34		$36		$35		$56		$84

Capitalized interest	6		5		7		5		1

Estimated interest component of rental expense	15		27		47		69		49

Total	$55		$68		$89		$130		$134

Ratio of earnings before taxes and fixed charges, to fixed charges	167	x	166	x	171	x	18	x	32	x